SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BEIJING GENEVA SAN FRANCISCO
BRUSSELS HONG KONG SHANGHAI
CHICAGO LONDON SINGAPORE
DALLAS LOS ANGELES TOKYO
FRANKFURT NEW YORK WASHINGTON, DC

FOUNDED 1866

06017472

Our Ref: 22277-00002

October 4, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 10 2006
WASH. D.C. 185 SECTION

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a copy of Proposals for Stock Appreciation Rights Scheme, General Mandate to Issue H Shares and Amendment of Articles which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

10/18

HK1 377804v.1

File No.: 82-34696

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **China Oilfield Services Limited**, you should at once hand this circular and the attached proxy form and reply slip to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


RECEIVED
OCT 1 0 2006

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

PROPOSALS FOR STOCK APPRECIATION RIGHTS SCHEME GENERAL MANDATE TO ISSUE H SHARES AND AMENDMENT OF ARTICLES

Notices convening the EGM to be held at Room 610B, CNOOC Plaza, No. 25, Chaoyangmen North Avenue, Dongcheng District, Beijing, the People's Republic of China on 13 November 2006 (Monday) at 10:00 a.m. were set out on pages 7 to 30 of this circular. Whether or not you intend to attend the said meeting, you are requested to complete the proxy form in accordance with the instructions printed thereon and return the same to the Company at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the relevant meeting. Completion and return of the proxy form will not prevent the H Shareholders from attending and voting in person at the EGM or any adjourned meeting(s) should they so wish.

28 September 2006

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Articles"	the articles of association of the Company;
"Board"	the board of Directors;
"Company"	China Oilfield Services Limited, a joint stock limited liability company incorporated in the PRC, the H Shares of which are listed on the Main Board;
"Company Law"	the Company Law of the PRC;
"CSRC"	China Securities Regulatory Commission;
"Director(s)"	the director(s) of the Company;
"Domestic Share(s)"	domestic share(s) of nominal value of RMB1.00 each in the capital of the Company;
"EGM"	the extraordinary general meeting of the Company to be held at Conference Room 610B, CNOOC Plaza, No. 25, Chaoyangmen North Avenue, Dongcheng District, Beijing, the PRC on 13 November 2006 (Monday) at 10:00 a.m.;
"Group"	the Company and its subsidiaries;
"H Share(s)"	overseas listed foreign share(s) of nominal value of RMB1.00 each in the capital of the Company which are listed on the Stock Exchange and subscribed for in HK dollars;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Issue Mandate"	subject to the conditions set out in the proposed resolution approving the Issue Mandate at the EGM, the general mandate enabling the Company to allot, issue and deal in H Shares with an aggregate nominal value not exceeding 20% of the aggregate nominal value of H Shares in issue as at the date of the said resolution;
"Listing Rules"	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange;

"Main Board"	the stock market operated by the Stock Exchange prior to the establishment of the Growth Enterprise Market ("GEM") (excluding the options market) and which stock market continues to be operated by the Stock Exchange in parallel with GEM and for the avoidance of doubt, excludes GEM;
"Mandatory Provisions"	The Mandatory Provisions for the Articles of Association of Companies Seeking a Listing outside the PRC;
"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Taiwan region;
"SASAC"	the State-owned Assets Supervision and Administration Commission of the State Council;
"Scheme"	stock appreciation rights scheme, details of which are set out in the paragraph headed "Stock Appreciation Rights Scheme" in the section headed "Letter from the Board" of this circular;
"Shares"	Domestic Shares and H Shares;
"Shareholder(s)"	registered holder(s) of Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Supervisors"	supervisors of the Company;
"HK$" or "HK dollars"	Hong Kong dollars, the lawful currency of Hong Kong;
"RMB"	Renminbi, the lawful currency of the PRC; and
"%"	per cent.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

Board of Directors:
Fu Chengyu *(Chairman)**
Yuan Guangyu
Li Yong
Wu Mengfei*
Andrew Y. Yan**
Gordon C.K. Kwong**
Simon X. Jiang**

* *Non-executive Director*
** *Independent non-executive Director*

Registered Office:
65/F, Bank of China Tower
1 Garden Road
Hong Kong

28 September 2006

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR
STOCK APPRECIATION RIGHTS SCHEME
GENERAL MANDATE TO ISSUE H SHARES
AND
AMENDMENT OF ARTICLES

1. INTRODUCTION

The purpose of this circular is to provide you with information relating to (1) the ordinary resolutions to be proposed at the forthcoming EGM to approve the Scheme; (2) the special resolutions to be proposed at the forthcoming EGM to grant the Board the Issue Mandate; and (3) the proposed amendment of Articles.

2. STOCK APPRECIATION RIGHTS SCHEME

The purpose of the Scheme is to provide long term incentive to the senior management staff of the Group and to promote the success of the business of the Group.

The recipients of stock appreciation rights will be entitled to cash payments for the appreciation when the Share price of the Company rises above the exercise price of the stock appreciation rights within a certain period.

The stock appreciation rights are not transferable, nor are there any voting rights attached to the stock appreciation rights. The operation of the Scheme does not involve any issue of new Shares of the Company, and the exercise of any stock appreciation rights will not create any dilution effect on the Company's shareholding structure. The Scheme is not a scheme involving the grant of options over new securities of the Company. It therefore does not fall within the ambit of, and is not subject to, the regulation of Chapter 17 of the Listing Rules.

Under the Scheme, stock appreciation rights will be granted to the senior management staff of the Company, including the president, the executive vice-presidents, vice-presidents and company secretary. The number of stock appreciation rights granted to an eligible grantee will be linked to certain benchmarks of his working performance and his responsibilities in the Group.

It is estimated that the initial aggregate stock appreciation rights to be granted under the Scheme in the past two years of the Scheme will be equivalent to approximately 5,000,000 Shares, representing approximately 0.125% of the total issued share capital of the Company as at the date of this circular. Any subsequent grant of stock appreciation rights shall be subject to the approval of the SASAC.

The Scheme shall be effective for a term of 10 years. Stock appreciation rights may be granted once every two years, and the grantees have no exercise right over the stock appreciation rights in the first two years following the grant, and may exercise their stock appreciation rights by not more than 25% each year in the following four years. The stock appreciation rights not exercised will expire by the end of the sixth year. The cash payments as a result of the exercise of the stock appreciation rights shall be deposited into a personal account of the relevant grantee, and not less than 20% of such cash payments so deposited shall remain in the account until the end of the term of service of the relevant grantee with the Company. In addition, such cash payments shall only be payable if the performance of the relevant grantee is satisfactory.

The exercise price shall be the higher of (i) the closing price of the Shares on the date of grant of the relevant stock appreciation rights, or (ii) the average of the closing prices of the Shares for the 5 business days immediately preceding the date of grant of the relevant stock appreciation rights. The aggregate cash payments generated by the appreciation when the Share price of the Company rises above the exercise price of the stock appreciation rights in a particular year shall not be more than 10% of the profit of the Group in that year.

The Scheme will be administered by the Board and its remuneration committee. As a majority of the members of the remuneration committee are independent non-executive Directors, and the relevant Director and his/her associates are required to abstain from voting in the relevant meeting in which a grant of stock appreciation rights to that particular Director is to be discussed, the Directors consider that connected persons will not be treated favourably under the Scheme.

Initially, the Company proposes that stock appreciation rights be granted to 7 members of the senior management staff, including two executive Directors namely Mr. Yuan Guangyu, who is also the President of the Company and Mr. Li Yong, who is also a vice-president, Zhong Hua, an executive vice-president; Chen Weidong, an executive vice-president; Li Xunke, a vice-president, Xu Xiongfei, a vice-president of administration, and another member of the senior management staff.

The Scheme is subject to the PRC laws and regulations, and the rules and regulations promulgated by SASAC, including but not limited to the Interim Measures on the Implementation of Incentive Stock Scheme for State-owned Holding Companies Listed Overseas《國有控股上市公司(境外)實施股權 激勵試行辦法》.

The Scheme was approved by SASAC on 14 July 2006 and shall take effect upon the approval by the Shareholders at the EGM.

3. ISSUE MANDATE

The Company proposes to grant the Directors a general mandate to allot, issue and deal with additional H Shares up to a limit of 20% of the aggregate nominal value of H Shares in issue of the Company as at the date of passing such resolutions. The Directors believe that the grant of the Issue Mandate is in the best interests of the Company and Shareholders as a whole.

Under the applicable PRC laws and regulations, the Company is required to have the approval from the CSRC and SASAC for the exercise of the Issue Mandate. Accordingly, approval is being sought from the Shareholders for a conditional general mandate to allot, issue and deal in H Shares with an aggregate nominal value not exceeding 20% of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of such resolution. Subsequent to the approval of the Shareholders sought hereby, the exercise of the Issue Mandate will be conditional upon the approvals of the CSRC, SASAC and/or any other regulatory authorities (if applicable) as required by the laws, rules and regulations of the PRC being obtained. If the conditions are not fulfilled, the Issue Mandate will not be exercisable by the Directors. Subject to the passing of the relevant resolutions to approve the Issue Mandate, the Directors would be authorized to exercise the powers of the Company to issue a maximum of 306,970,400 H Shares.

4. AMENDMENTS TO THE ARTICLES

Pursuant to the newly amended and implemented Company Law and Securities Law of the PRC, the Board proposes a special resolution at the EGM to approve the relevant amendments to the Articles. The purpose of the amendments is to ensure that the Articles are fully compliant with the applicable Company Law and Securities Law. The proposed amendments are set out in full in the EGM notice attached hereto.

5. EGM

The notice convening the EGM at which the resolutions mentioned above will be proposed are set out on pages 7 to 30 of this circular.

Results of the EGM will be published on the next business day after the conclusion of the EGM.

6. PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 76 of the Articles, a resolution put to the vote of a general meeting of the Shareholders shall be decided on a show of hands unless a poll is (before or after any vote by a show of hands) demanded:

(i) by the chairman of the meeting;

(ii) at least two Shareholders with voting rights or their proxies; or

(iii) one or several Shareholders (including proxies) holding totally or separately 10% or more of the Shares carrying the right to vote at the meeting.

7. RECOMMENDATION

The Directors consider that the above proposals are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders should vote in favour of the relevant resolutions to be proposed at the EGM.

Yours faithfully
By order of the Board
China Oilfield Services Limited
Fu Chengyu
Chairman

COSL

CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock code: 2883)

Notice is hereby given that the Extraordinary General Meeting ("EGM") of China Oilfield Services Limited (the "Company") will be held on 13 November 2006 (Monday) at 10:00 a.m. at Conference Room 610B, CNOOC Plaza, No.25, Chaoyangmen North Avenue, Dongcheng District, Beijing, the PRC for the following purposes:

By way of Ordinary Resolution:

1. To consider and approve the stock appreciation rights scheme.

By way of Special Resolutions:

2. To consider and, if thought fit, pass the following special resolution to authorise the board of directors of the Company (the "Board") to allot, issue and deal with overseas listed foreign shares ("H Shares") subject to the following conditions:

   (a) subject to paragraphs (c) and (d) below and subject to all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the People's Republic of China (the "PRC"), The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or of any other governmental or regulatory body, the Board be and are hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to allot, issue and deal with H Shares during the Relevant Period (as defined in paragraph (e) below);

   (b) the authority granted under paragraph (a) above shall authorise the Board to make an offer or agreement or grant an option during the Relevant Period which would or might require H Shares to be allotted and issued either during or after the end of the Relevant Period;

   (c) the aggregate nominal value of H Shares allotted or agreed to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the authority granted under paragraphs (a) and (b) above shall not exceed 20% of the aggregate nominal value of H Shares in issue of the Company at the date of passing of this resolution;

   (d) the authority granted under paragraph (a) above shall be conditional upon the approvals of any regulatory authorities as required by the laws, rules and regulations of the PRC being obtained by the Company;

(e) for the purpose of this special resolution, "Relevant Period" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution;

(ii) the expiration of a period of twelve months following the passing of this special resolution; and

(iii) the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting;

(f) subject to approval of all relevant governmental authorities in the PRC for the issue and allotment of and dealing in such H Shares being granted, the Board be and is hereby authorised to:

(i) make such corresponding amendments to the Articles of Association (the "Articles") of the Company as it thinks fit so as to change the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to allot, issue and deal in H Shares as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC.

3. To consider and approve the following proposal for amendment to the Articles and to authorise the Board to file the amended Articles with and/or to obtain approval from the relevant government authorities and to attend all necessary procedures for such amendments with details as follows:

1. Article 7

The second paragraph of Article 7 be deleted and replaced with the following:

A shareholder may take legal action against the Company in accordance with the Company Law and the Articles; the Company may take legal action against a shareholder in accordance with the Company Law and the Articles; a shareholder may take legal action against other shareholder(s); a shareholder may take legal action against a director, supervisor, president, vice-president and other senior management staff in accordance with the Company Law and the Articles.

The word "financial supervisor" be replaced with "Chief Executive Officer (CEO), Chief Financial Officer (CFO)" in the last paragraph of Article 7.

2. Article 8

Article 8 be deleted in its entirety and replaced with the following:

The Company may invest in other enterprise(s). Unless otherwise required by law, it shall not be a contributor with joint liability in terms of debt commitment for enterprise(s) that the Company has invested in.

3. Article 9

The word "hold" be replaced with "subscribed" in the second last sentence, and the word "capital asset" be replaced with "asset" in the last sentence of Article 9.

4. Article 11

The last sentence after the semi-colon of the second paragraph of Article 11 be deleted and replaced with the following sentences:

Transportation with cargo ships, manufactured oil ships, chemical ships for coastal areas of the Mainland China, middle and lower section of Yangtze River and Zhujiang Delta, cruel oil shipping transportation for the harbours in Bohai Sea Bay; high speed passenger sea transportation for Tianjin water areas; sales of accessories of ships, mechanical and electronic equipment; shipping agent and cargo transportation agent.

5. Article 12

Article 12 be deleted in its entirety and replaced with the following:

The Company may, at any time, issue ordinary shares; the Company may, in accordance with its needs, issue other classes of shares in accordance with the relevant law, rules and regulations.

6. Article 14

The first sentence of Article 14 be deleted and replaced with the following:

Subject to examination and approval by securities supervising and management authority of the State Council,

7. Article 17

The sentence in the first and second brackets of the first paragraph of Article 17 be deleted and replaced with the following:

(in case of not exercising the 15 over-allotment options)

8. Article 18

Article 18 be deleted in its entirety and replaced with the following:

Where the Company has a scheme examined and approved or approved by securities supervisory and administration authority of the State Council to issue overseas listed foreign shares and domestic shares, the Board may implement arrangements to make separate issue.

A scheme for the separate issue of overseas listed foreign shares and domestic shares prepared by the Company in accordance with the preceding paragraph may be implemented separately within fifteen months from the date on which the issue scheme is examined and approved or approved by the securities supervisory and administration authority of the State Council.

9. Article 19

The word "Supervisory" be deleted and replaced with "securities supervisory and administration" in the last sentence of Article 19.

Insert "or examined and approved" after the word "approved" in the last sentence of Article 19.

10. Article 21

Renumber sub-paragraph number (4) as (5) and insert a new sub-paragraph (4) as follows:

(4) issue new shares to any specified party;

11. Article 26

Sub-paragraph (2) of Article 26 be deleted in its entirety and replaced with the following:

(2) on expiry of the twelve-year period, the Company may give notice of its intention to sell the shares by way of a public announcement and notify the relevant stock exchange.

12. Article 29

Delete the words "when cancelling shares" in sub-paragraph (1) of Article 29.

The word "share certificates" be deleted and replaced with the word "shares" in sub-paragraph (2) of Article 29.

Re-number sub-paragraph (3) as (5) and insert new sub-paragraphs (3) and (4) of Article 29 as follows:

(3) award shares to employees of the Company;

(4) shareholders request the Company to purchase its shares because the shareholders hold different views from the decisions made in a general meeting in relation to a separation or merger of the Company;

13. Article 31

The first sentence of the first paragraph of Article 31 be deleted and replaced with the following:

If the Company repurchases its shares based on the reasons set out in sub-paragraphs (1) to (3) of Article 29,

14. Article 32 be deleted in its entirety and replaced with the following:

After buying back shares in accordance with the law, in case of sub-paragraph (1) of Article 29, such shares shall be cancelled within 10 days from the date of buy-back; in case of sub-paragraphs (2) and (4), such shares shall be transferred or cancelled within 6 months. The total face value of the cancelled shares shall be deducted from the registered capital of the Company.

If the Company buys back its shares in accordance with sub-paragraph (3) of Article 29, such shares shall not be more than 5% of the total issued share capital of the Company; and the purchase money shall be paid out from the after-tax profit of the Company and within the ambit of the distributable profit at the relevant period, and the buy-back shares shall be transferred to the employees within one year.

15. Insert a new sub-paragraph (5) to Article 33:

The buy-back shares of the Company shall be treated as premium shares before their cancellation or transfer, and all the expenses relating to the buy-back shall be treated as the costs of the premium shares. Cancellation and transfer of premium shares shall be dealt with in accordance with the relevant rules of the Finance Minintry of the PRC.

16. Article 40

The word "Supervisory" be deleted and replaced with "securities supervisory and administration" in the first sentence of Article 40.

17. Article 43

Delete the words "three years" and replace with the words "one year" in the last sentence of the second last paragraph of Article 43.

The last paragraph of Article 43 be deleted and replaced with the following:

The directors, supervisors, presidents, vice-presidents and other senor management officers of the Company shall inform the Company of their shareholdings in the Company and any changes thereof. During the term of service, they shall not transfer shares of more than 25% of the total shares they hold in the Company per year, and shall not transfer shares of the Company within one year from the date of listing of the shares of the Company; and such officers shall not transfer their shares in the Company within half a year from their resignation.

The aforesaid officers shall obey the laws and regulations (including the laws, regulations and exchange rules of the listing place) and the relevant internal rules of the Company when dealing with the shares of the Company during their term of services.

18. Article 44

The word "30" be deleted and replaced with the word "20" in the first sentence of Article 44.

Insert a new sentence at the end of Article 44 as follows:

However, if there are laws that provide for the change of registers of members for a listed company, such provisions shall prevail.

19. Article 47

The words "Clause 150" be deleted and replaced with the words "144" in the second paragraph of Article 47.

20. Article 51

Insert the words "board resolutions, resolutions of the supervisors meeting" immediately after the last sentence in sub-paragraph 5(2)(5) of Article 51.

Insert new sub-paragraphs 5(2)(6) and 5(2)(7) to Articles 51 as follows:

(6) debenture root of the Company;

(7) financial and accounting report.

21. Article 52

Insert a new paragraph immediately after the last sentence of Article 52 as follows:

When shareholders exercise their rights of inspection and copy in accordance with Article 51, if content of the inspection and copy documents contain trade secrets of the Company, the Company may refuse to provide the relevant information, but must give a reasonable explanation.

22. Article 57

The word "shareholder" be deleted and replaced with the word "non-employee" in sub-paragraph 3 of Article 57.

Insert the words "change of forms of company," immediately before the word "dissolve" in sub-paragraph 9 of Article 57.

Sub-paragraph 13 of Article 57 be deleted and replaced with the following:

(13) examine provisional proposals raised by shareholder(s) who individually or collectively representing 3% or more of the Company's shares with voting rights.

23. Article 59

Insert the word "paid" immediately before the words "share capital" in sub-paragraph 2 of Article 59.

Sub-paragraph 3 of Article 59 be deleted and replaced with the followings:

Where shareholders (individually or collectively) holding 10% or more of the issued shares of the Company with voting rights make written request for the convening of an extraordinary general meeting;

24. Article 60

The word "45" be deleted and replaced with the word "30" in Article 60.

25. Article 61

Article 61 be deleted in its entirety and replaced with the following:

When convening an annual general meeting, shareholder(s) (individually or collectively) with 3% or more of the Company's total shares with voting rights shall be entitled to raise provisional proposals in writing to the Company 10 days before the convening of the general meeting, and the Board shall notify other shareholders within 2 days from receipt of the

proposal. Matters raised in proposals which are within the scope of the powers of general meetings shall be listed in the meeting agenda and submitted to the general meeting for examination.

26. Article 65

The words "45 to 50" be deleted and replaced with the words "30 to 35" in the second paragraph of Article 65.

The word "responsible" be deleted and replaced with the words "supervisory and administration" in the second paragraph of Article 65.

27. Article 66

Article 66 be deleted in its entirety and replaced with the following:

After the issue of the notice of a general meeting, the Company shall not delay the general meeting without cause. If the Cmpany delays in convening the general meeting for special reason, it shall issue a deferral notice at least 7 working days before the original date of the general meeting. The Company shall specify the reason and the deferral date of the general meeting in the deferral notice.

If the Company defers the date of the general meeting, it shall not change the record date of the general meeting with respects to shareholders entitled to attend the general meting as specified in the original notice.

28. Article 69

The word "that person" be deleted and replaced with the words "other person" in the latter part of the second sentence of Article 69.

29. Article 72

Insert a comma immediately before the word "and" in the last sentence of Article 72.

30. Article 74

The last sentence of the last paragraph of Article 74 be deleted and replaced with the following:

The votes shall not be taken into account of the results of the poll.

31. Article 75

Insert a new sentence immediately after the last sentence of the first paragraph of Article 75 as follows:

However, shares of the Company which are held by the Company shall have no voting rights.

Insert "the Company Law and other laws, rules or regulations, or pursuant to" immediately before the words "Listing Rules" in the first sentence of the second paragraph of Article 75.

32. Article 82

The words "and liquidation" be deleted and replaced with the words "or change in forms of the Company" in sub-paragraph 4 of Article 82.

Renumber sub-paragraph (6) as sub-paragraph (7) and insert a new sub-paragraph (6) of Article 82 as follows:

(6) the Company purchases or sells significant assets within one year or makes a guarantee for an amount that exceeds 30% of the total assets of the Company;

33. Article 83

Sub-paragraph (2) of Article 83 be deleted in its entirety and replaced with the following:

(2) If the Board fails to issue a notice to convene a meeting within 30 days after receiving the aforesaid written request, the shareholder(s) who raised the request may request the Supervisors Committee to convene an extraordinary general meeting or class meeting by reference to the provisions of sub-paragraph (1) above; if the Supervisors Committee shall fail to convene and hold an extraordinary general meeting or class meeting in accordance with law within 30 days after receipt of such written request, and the shareholder(s) who raised the request has/have continuously held for 90 days individually or collectively 10% or more of the shares of the Company, such shareholder(s) may convene a meeting on its/their own within a reasonable period of time after the Supervisors Committee had received the request. The procedures for convening the meeting shall be as consistent with the procedures for the Board to convene a general meeting as possible.

34. Article 85

Article 85 be deleted in its entirety and replaced with the following:

A shareholders' meeting shall be convened by the Board, and the Chairman shall conduct and chair the meeting. If the Chairman cannot or will not carry out his duties, the Vice-Chairman shall conduct and chair the meeting. If the Vice-Chairman cannot or will not carry out his duties, a Director of the Company elected by more than 50% of the Directors may conduct and chair the meeting; and if it is not possible to elect a Director by more than 50% of the Directors to conduct and chair the meeting, the shareholders present at the meeting may elect one person to chair the meeting; if for any reason the shareholders are unable to elect a person to act as such chairman, the shareholder (including its proxy) with highest shareholdings in the Company with voting rights who is present in the meeting shall act as chairman of the meeting.

If the Board cannot or will not fulfil its duty to convene a general meeting, the Supervisors Committee shall convene and hold the meeting forthwith, if the Supervisors Committee cannot or will not convene or hold the general meeting, the shareholder(s) who, individually or collectively, continuously hold(s) 10% or more of the shares of the Company for more than 90 days may convene and chair the meeting on its/their own.

35. Article 89

Insert the words "chairman of the meeting," immediately before the words "signed by directors who are present in the meeting and the recorder" in the first paragraph of Article 89.

36. Article 90

Article 90 be deleted in its entirety and replaced with the following:

Meeting minutes, the registry of shareholders attending the meeting and letters of proxy shall be kept at the Company's address.

37. Article 100

The word "governing" be deleted and replaced with the words "supervisory and administration", and insert the words "examined and approved" immediately after the word "institution" in the last sentence of the sub-paragraph 2 of Article 100.

38. Article 101

Insert the sentence "may have one vice-chairman" immediately after the last sentence of the first paragraph of Article 101.

The word "2" be deleted and replaced with the word "3" in the last sentence of the last paragraph of Article 101.

Insert the words "non-executive" immediately before the word "director" in the last sentence of the last paragraph of Article 101.

39. Article 102

Insert the following paragraph immediately after the first paragraph of Article 102:

The term of a director's office commences from the date of passing of the relevant resolutions in a general meeting.

Insert new paragraphs immediately after the third paragraph of Article 102 as follows:

Unless the Board shall pass a resolution within 30 days after its receipt of the written resignation of a director, the resignation of the director shall be effective from the date of receipt of such written resignation by the board of directors.

Where a director's term has expired and his successor is not appointed in time, or where a director's resignation during his term causes the number of directors to fall below the statutory requirement, the original director shall perform his duties as a director in accordance with the law, rules and regulations and the articles of the Company before his re-election or replacement takes place.

The last three paragraphs of Article 102 be deleted and replaced with the following:

There shall not be more than 2 persons among the chairman, the vice-chairman, the executive directors and other senior management staff (general manager, deputy general manager, financial officer) of the holding institution who also concurrently act as the chairman, vice-chairman or executive directors.

Directors are not required to hold shares of the Company.

40. Article 103

The word "make" be deleted and replaced with the word "formulate" in sub-paragraph 4 of Article 103.

The word "make" be deleted and replaced with the word "formulate" in sub-paragraph 5 of Article 103.

The word "make" be deleted and replaced with the word "formulate" in sub-paragraph 6 of Article 103.

The word "make" be deleted and replaced with the word "formulate" in sub-paragraph 7 of Article 103.

Renumber sub-paragraphs 9 to 14 as 10 to 15, and insert a new sub-paragraph 9 as follows:

(9) appoint or dismiss the chief executive officer (CEO) of the Company;

The words "financial officer" in the brackets be deleted and replaced with the words "chief financial officer (CFO)" of the original sub-paragraph 9 (and new sub-paragraph 10) of Article 103.

The word "make" be deleted and replaced with the word "formulate" in original sub-paragraph 10 (and new sub-paragraph 11) of Article 103.

The word "make" be deleted and replaced with the word "formulate" in original sub-paragraph 11 (and new sub-paragraph 12) of Article 103.

Insert the word "decide" immediately after the word "and" and before the word "Company" in original sub-paragraph 12 (and new sub-paragraph 13) of Article 103.

41. Article 105

Delete sub-paragraph 5 and re-number sub-paragraphs 6 and 7 as 5 and 6 of paragraph 105.

The last paragraph of Article 105 be deleted and replaced with the following:

When the Chairman is unable to or does not exercise his powers of office, if there is a Vice-Chairman, the Vice-Chairman shall perform such powers of office; if the Vice-Chairman is also unable to or does not exercise his powers of office, a director shall perform such powers of office upon elected by more than 50% of the directors. If there is no vice-chairman of the board of directors under the first-mentioned circumstances, a director shall perform such powers of office upon elected by more than 50% of the directors.

42. Article 106

Delete the word ", supervisors" in the sub-paragraph (2)(1) of Article 106.

Insert a new sub-paragraph (3) and additional paragraphs as follows:

(3) the major duties of the nomination committee:

1. Proposes to the Board in respect of the size and composition (including factors of technique, knowledge and experience) of the Board based on the operation of the Company, its assets size and shareholding structure;

2. Research on the selection criteria and procedures for directors and senior management staff, and make recommendations to the board of directors;

3. Seek appropriate candidates for directors and senior management staff;

4. Examine on the candidates for directors and senior management staff and make recommendations;

5. Evaluate the independency of independent non-executive directors and make recommendations to the board of directors;

6. Make recommendations to the Board on the succession scheme for directors.

A member of the special committees of the Board shall have the same term as a director, and a committee member upon expiry of his term may be re-elected and serve consecutive terms. If a committee member, before the expiry of his term, no longer serves the duties as a director of the Company, his committee membership will automatically lapse. A committee member may resign from a committee before the expiry of his term.

The Board may set up other special committees if necessary.

43. Article 107

The word "two" be deleted and replaced with the word "four" in the first sentence of the first paragraph of Article 107.

Insert the words "and supervisors" immediately after the words "all directors" in the last sentence of the first paragraph of Article 107.

Second paragraph and its sub-paragraphs be deleted and replaced with the following:

The Chairman shall convene a provisional board meeting within 10 days upon receipt of any of the following requests:

(1) a request by Shareholder(s) with voting rights of 10% or more;

(2) a request by one-third or more of the directors jointly;

(3) a request by the Supervisors Committee;

(4) a request by chief executive officer (CEO) or President;

(5) a request by two or more independent directors;

(6) when the chairman of the board of directors considers necessary.

44. Article 111

Delete the third paragraph of Article 111.

Insert the following sentence immediately before the first sentence of original paragraph 4:

All directors shall be notified of significant issues to be decided by the Board within the statutory time limit in advance and in sufficient detail and follow strictly the designated procedures. Directors may request for additional information.

The last paragraph of Article 111 be deleted and replaced with the following:

If a director is connected with a subject matter in a board resolution, the director shall not vote with respect to that resolution, and neither shall he vote as a proxy for other directors. Such directors meeting may be held if at least 50% of the directors in attendance are directors not connected with the subject matter and the resolutions may be passed with the affirmative votes of 50% or more of such directors not connected with the subject matter. If the un-connected directors who attended the meeting is less than 3, the matter shall be submitted to the general meeting of the listed company for approval.

45. Article 114

Insert the words ", shareholders' resolutions" immediately after the words "the Articles" in the first paragraph of Article 114.

46. Article 116

Re-number sub-paragraphs 1 to 6 as 2 to 7 of Article 116, and insert a new sub-paragraph 1 of Article 116 as follows:

(1) responsible for the preparation and documents safe-keeping of the general meetings and board meetings of the Company;

Insert the words "responsible for the management of shares of the Company," immediately before the first sentence of the original sub-paragraph 4 (new sub-paragraph 5).

47. Article 118

Insert the following sentence immediately before the first sentence of Article 118, as follows:

The president of the Company (i.e. the general manager under the Company Law) shall be the chief executive officer of the Company.

Delete the words "(i.e. the general manager under the Company Law)" in the original first sentence of Article 118.

The words "financial officer" be deleted and replaced with the words "chief financial officer (CFO)" in Article 118.

48. Article 119

The words "financial officer" be deleted and replaced with the words "chief financial officer (CFO)" in sub-paragraph 6 of Article 119.

Renumber sub-paragraph (10) as sub-paragraph (13) and insert new sub-paragraphs (10) to (12) as follows:

(10) responsible for the strategy planning of the Company and its implementation, and shall report to the board of directors periodically on the progress and results;

(11) responsible for the work of investment decision committee of the Company, and be accountable for and report to the Board on the investment decisions of the Company;

(12) when there is a vacancy in the senior management staff subject to appointment by the Board, make provisional replacements or other provisional arrangement before the Board makes such new appointment.

49. Article 124

Article 124 be deleted in its entirety and replaced with the following:

The supervisory committee shall consist of 3 members, of them one member shall be appointed as chairman of the supervisory committee. The term of office of a supervisor shall be 3 years and he may be re-elected and re-appointed for consecutive terms.

The term of a supervisor shall commence from the passing of the relevant resolution in a general meeting.

The appointment and dismissal of the chairman of a supervisory committee shall require affirmative votes of more than two-thirds of the members of the supervisory committee.

Unless the supervisory committee shall pass a resolution within 30 days after its receipt of the written resignation of a supervisor, the resignation of such supervisor shall be effective from the date of receipt of the written resignation by the supervisory committee.

Where a supervisor's term has expired and his successor is not appointed in time, or where a director's resignation during his term causes the number of supervisors to fall below the statutory requirement, the original supervisor shall perform his duties as a supervisor in accordance with the law, rules and regulations and the articles of the Company before his re-election or replacement takes place.

50. Article 125

The first paragraph of Article 125 be deleted and replaced with the following:

Members of the supervisory committee shall consist of 1 shareholder representative, 1 employee representative, and 1 independent supervisor (independent from the Company and not having any position in the Company). The shareholder representative shall be elected and removed by a general meeting, the employee representative shall be elected and removed by employees of the Company through the employees' representatives meeting, employees' meeting or other form. Independent supervisor shall be elected and removed by a general meeting.

51. Article 126

Article 126 be deleted in its entirety and replaced with the following:

Any directors of the Company, chief executive officer (CEO), president, vice-president and chief financial officer (CFO) shall not concurrently hold the position of a supervisor.

52. Article 127

Article 127 be deleted in its entirety and replaced with the following:

Meetings of the supervisory committee shall be convened at least once every six months and any supervisor may request the convening of a provisional supervisory committee meeting.

The chairman of the supervisory committee shall be responsible for the convening and chairing of the supervisor committee meeting. If the chairman of the supervisory committee is unable to or does not perform his duties, a supervisor elected by more than 50% of the supervisors may convene and chair a supervisory committee meeting.

53. Article 128

Article 128 be deleted in its entirety and replaced with the following:

The supervisory committee shall be responsible to the general meetings and shall exercise the following powers in accordance with law:

(1) to inspect the financials of the Company;

(2) to supervise conducts of the Company's directors, president, vice-president and other senior management staff during the performance of their duties, and shall make recommendations for removal for any violation of the law, rules and regulations and articles of the Company;

(3) to request the Company's directors, president, vice-president and other senior management staff to rectify any act that is harmful to the interest of the Company;

(4) to review financial reports, business reports and profit distribution plans and other financial documents that are to be submitted to general meetings by the board of directors, and if questions are raised, may commission certified accountants and practising auditors in the Company's name to assist in verification and examination;

(5) to propose the convening of an extraordinary general meeting, and convene and chair a general meeting if the board of directors is unable to fulfil its duties in convening and chairing general meetings in accordance with the Articles;

(6) to make proposals to the general meetings;

(7) to initiate litigation against the Company's directors, president, vice-president and other senior management staff in accordance with the Company Law;

(8) other powers as designated by the Articles.

Supervisors shall attend board meetings, and may question or make recommendations on the subject matters subject to the board resolutions.

54. Article 133

Sub-paragraph 2 of Article 133 be deleted and replaced with the following:

(2) a period of less than five years has elapsed since the person was released after serving the full term of sentence for corruption, bribery, seizure, embezzlement of property or disruption to the socialist market economic order; or a period of less than five years has elapsed since the person has resumed his political rights which were forfeited due to a criminal offence;

Delete the words "as a result of unsound business management" in sub-paragraph 3 of Article 133.

55. Article 137

Sub-paragraph 8 of Article 137 be deleted and replaced with the following:

8. The receipt of commissions in connection with the Company's transaction with other parties without the informed consent of a general meeting shall be prohibited;

Sub-paragraph 10 of Article 137 be deleted and replaced with the following:

10. without the informed consent of a general meeting, shall not use its position to take any business opportunity of the Company, shall not operate business on his own or for other party which is in the same business as the Company, and shall not compete with the Company in any manner;

Delete the words "or lend to any person with the Company's fund" in sub-paragraph 11 of Article 137.

Re-number sub-paragraph 12 as 13 and insert a new sub-paragraph 12 as follows:

12. without the consent of a general meeting or the board, shall not lend to any person with the Company's fund or provide guarantee for any person with the Company's assets;

56. Article 149

Insert a new paragraph immediately after the last paragraph of Article 149 as follows:

The Company shall periodically disclose the remuneration package of directors, supervisors and senior management staff to the shareholders.

57. Article 152

The first paragraph of Article 152 be deleted and replaced with the following:

The Company shall produce financial and accounting reports as of the end of each fiscal year, and such reports shall be audited by an accounting firm in accordance with law.

Insert the words "and accounting" immediately before the word "report" and after the word "financial" in the first sentence of the second paragraph of Article 152.

58. Article 153

Insert the words "and accounting" immediately before the word "report" and after the word "financial" in the last sentence of Article 153.

59. Article 154

Insert the words "and accounting" immediately before the word "report" and after the word "financial" in the last sentence of Article 154.

60. Article 161

Delete sub-paragraph 3 and re-number sub-paragraphs 4 and 5 as 3 and 4.

Delete the words "and statutory welfare fund" in the first sentence of the last paragraph of Article 161.

61. Article 162

Delete the sentence ", and withdraw 5% to 10% profit to the Company's statutory welfare fund" in the first paragraph of Article 162.

Delete the words "and statutory welfare fund" in the second paragraph of Article 162.

Delete the words "and statutory welfare fund" in the fourth paragraph of Article 162.

Delete the words "and statutory welfare fund" in the last paragraph of Article 162.

Insert the word "shareholder" immediately before the word "must" in the last sentence of the last paragraph of Article 162.

Insert a new sentence immediately after the last sentence of the last paragraph of Articles 162 as follows:

The shares of the Company held by the Company shall not be entitled to profit distribution.

62. Article 164

Insert the words "before conversion" immediately before the words "registered capital" in the last sentence of sub-paragraph 3 of Article 164.

63. Article 178

The word "responsible" be deleted and replaced with the words "supervisory and management" in the last sentence of the first paragraph of Article 178.

64. Article 185

Insert the words "occupational injury" immediately before the word ", retire" in the first sentence of Article 185.

65. Article 190

The last paragraph of Article 190 be deleted and replaced with the following:

Debts incurred by the Company before its separation shall remain joint liabilities of the separate companies after the separation, except where the Company has reached a written agreement with the creditors as to the repayment arrangements before such separation.

66. Article 192

Insert the words "cancellation of business licence" immediately after the words "in accordance with law" in sub-paragraph 4 of Article 192.

Insert the words "or be struck off" immediately before the semi-colon in the last sentence of sub-paragraph 4 of Article 192.

Insert new sub-paragraph 5 of Article 192 as follows:

If the Company has serious difficulties in business operations, and its continuing existence will cause substantial loss to the shareholder's interest, and if such difficulties cannot be resolved by other means, shareholder(s) with 10% or more voting rights of the Company may request the people's court to dissolve the Company.

67. Article 193

Insert the words ", (4), (5)" immediately after the word "(1)" in the first sentence of the first paragraph of Article 193.

Delete the words "this paragraph" in the first sentence of the second paragraph of Article 193.

Delete the last paragraph of Article 193.

68. Article 195

The word "90" be deleted and replaced with the word "45" in the second paragraph of Article 195.

69. Article 196

Insert the words "and tax arising from the liquidation process" in sub-paragraph 4 of Article 196.

70. Article 197

The words "relevant responsible institution" be deleted and replaced with the words "people's court" in the last sentence of the first paragraph of Article 197.

The word "new" be deleted and replaced with the words "and not related to liquidation" in the last sentence of the last paragraph of Article 197.

71. Article 199

The words "relevant responsible institution" be deleted and replaced with the words "people's court" in the last sentence of the first paragraph of Article 199.

The words "relevant responsible institution" be deleted and replaced with the words "people's court" in the first sentence of the second paragraph of Article 199.

72. Article 200

The words "relevant responsible institution" be deleted and replaced with the words "people's court" in the last sentence of the first paragraph of Article 200.

The words "relevant responsible institution" be deleted and replaced with the words "people's court" in the first sentence of the second paragraph of Article 200.

73. Article 201

The words "examination and approval authority of the Company authorized by the State Council and the State Council Securities" be deleted in the first sentence of point 2 of the last paragraph of Article 201. .

The words "above examination and approval authority be deleted. and the State Council Securities" in the last sentence of the last paragraph of Article 201.

74. Article 202

The words "securities responsible" be deleted and replaced with the words "securities supervising and management" in the second sentence of Article 202.

The words "securities responsible" be deleted and replaced with the words "securities supervising and management" in the third sentence of Article 202.

75. Article 204

The second paragraph of Article 204 be deleted and replaced with the following:

If the notice issued by the Company to its domestic shareholders has not been delivered in person or by post, such notice shall be published in one or more newspapers as designated by the securities supervising and management institution of the State Council, and upon such publication, all domestic shareholders shall be deemed to have received the relevant notice.

76. Article 205

Article 205 be deleted and replaced with the following:

If the notice issued by the Company to its domestic share Shareholders has not been delivered in person or by post, such notice shall be published in one or more newspapers as designated by the Securities Supervisory and Administration Institution of the State Council, and upon such publication, all domestic share Shareholders shall be deemed to have received the relevant notice.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Hong Kong, 28 September 2006

Notes:

(1) Shareholders who intend to attend the EGM must complete and return the written replies for attending the EGM to the Company's registered office by facsimile or post no later than 10 November 2006 (Friday):

Address: 65/F., Bank of China Tower, 1 Garden Road, Hong Kong
Tel: (852) 2213 2502
Fax: (852) 2525 9322

(2) Each holder of Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder nor not, to attend and vote on his behalf of the EGM. Where a shareholder has appointed more than one proxy to attend the EGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorised. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorisation and proxy forms must be delivered to the Company's registered office at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the EGM in order for such documents to be valid.

(3) Shareholders or their proxies must present proof of their identities upon attending the EGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and power of attorney, if applicable.

(4) The EGM is expected to last not more than one day. Shareholders or proxies attending the EGM are responsible for their own transportation and accommodation expenses.

(5) For Resolution Number 3, if there is any inconsistency between the English version and the Chinese version, the Chinese version shall prevail.

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢　閣下之證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之**中海油田服務股份有限公司**股份，應立即將本通函，連同隨附之代表委任表格及回條送交買主或受讓人或經手買賣之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(在中華人民共和國註冊成立的股份有限公司)

(股份代號：2883)

建議
股票增值權計劃
發行H股之一般授權
及
修訂公司章程

謹定於二零零六年十一月十三日(星期一)上午十時正於中華人民共和國北京市東城區朝陽門北大街25號海洋石油大廈610B室召開臨時股東大會，有關臨時股東大會之通告載於本通函第7至30頁。不論　閣下能否出席大會，務請按隨函奉附之代表委任表格上印備之指示填妥代表委任表格，並交回本公司，地址為香港花園道1號中銀大廈65樓，惟最遲須於有關大會指定舉行時間24小時前交回。填妥及交回代表委任表格後，H股股東仍可親身出席臨時股東大會或其任何續會並於會上投票。

二零零六年九月二十八日

目　錄

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「公司章程」	指	本公司之公司章程；
「董事會」	指	董事會；
「本公司」	指	中海油田服務股份有限公司，一間在中國註冊成立之股份有限公司，其H股在主板上市；
「公司法」	指	中國公司法；
「中國證監會」	指	中國證券監督管理委員會；
「董事」	指	本公司之董事；
「內資股」	指	本公司股本中每股面值人民幣1.00元之內資股；
「臨時股東大會」	指	本公司將於二零零六年十一月十三日(星期一)上午十時正於中國北京市東城區朝陽門北大街25號海洋石油大廈610B會議室舉行之臨時股東大會；
「本集團」	指	本公司及其附屬公司；
「H股」	指	本公司股本中每股面值人民幣1.00元之境外上市外資股，於聯交所上市及以港元認購；
「香港」	指	中國香港特別行政區；
「發行授權」	指	受於臨時股東大會上提呈以批准發行授權之決議案所載條件之規限下，授權本公司配發、發行及處理面值總額不超過於上述決議案日期已發行H股面值總額20%之H股之一般授權；
「上市規則」	指	聯交所主板證券上市規則；

「主板」	指	聯交所在成立創業板(「創業板」)之前已營運之股票市場(不包括期權市場)，該股票市場現時繼續由聯交所與創業板並行營運，為免混淆，不包括創業板；
「必備條款」	指	到境外上市公司章程必備條款；
「中國」	指	中華人民共和國，就本通函而言，不包括中國香港、澳門特別行政區以及台灣地區；
「國資委」	指	國務院國有資產監督管理委員會；
「該計劃」	指	股票增值權計劃，其詳情載於本通函「董事會函件」內「股票增值權計劃」一段；
「股份」	指	內資股及H股；
「股東」	指	股份之登記持有人；
「聯交所」	指	香港聯合交易所有限公司；
「監事」	指	本公司之監事；
「港元」	指	港元，香港之法定貨幣；
「人民幣」	指	人民幣，中國之法定貨幣；及
「%」	指	百分比。

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

（在中華人民共和國註冊成立的股份有限公司）

（股份代號：2883）

董事會：
傅成玉*（董事長）**
袁光宇
李　勇
吳孟飛*
閻　焱**
鄺志強**
蔣小明**

註冊辦事處：
香港
花園道一號
中銀大廈六十五樓

*　*非執行董事*
**　*獨立非執行董事*

敬啟者：

建議
股票增值權計劃
發行H股之一般授權
及
修訂公司章程

1.　緒言

本通函旨在向　閣下提供有關(1)將於即將舉行之臨時股東大會上提呈以批准該計劃之普通決議案；(2)將於即將舉行之臨時股東大會上提呈以授予董事會發行授權之特別決議案；及(3)建議就公司章程所作修訂之資料。

2.　股票增值權計劃

該計劃旨在為本集團高級管理人員提供長期激勵措施，以及促進本集團業務的成功。

股票增值權之承授人將可在某一期限內當本公司股份價格上升超過股票增值權授權價時就該等升值部分享有現金收益權。

股票增值權不可轉讓，亦不附帶任何投票權。該計劃之運作不涉及發行本公司的任何新股份，且行使任何股票增值權均不會對本公司之股權架構產生任何攤薄效果。該計劃不涉及授出與本公司新證券有關的購股權。因此，該計劃不在上市規則第17章規定之範圍內及無須受該規則規限。

根據該計劃，股票增值權將授予本公司高級管理層人員，包括總裁、執行副總裁、副總裁及公司秘書。授予合資格承授人之股票增值權數目將與其工作表現之若干指標及其於本集團承擔之職務掛鈎。

估計於該計劃首兩年根據該計劃將初步授出之股票增值權總數將相當於約5,000,000股股份，相當於本通函刊發日期本公司已發行股本總額約0.125%。其後再授出任何股票增值權須取得國資委批准，方可進行。

該計劃有效期為十年。股票增值權可每兩年授出一次，於授出後首兩年內股票增值權之承授人不享有行使權，於其後四年每年可行使不多於其股票增值權25%。未行使之股票增值權將於第六年末到期。因行使股票增值權而產生之現金付款將存入有關承授人之個人賬戶，該等現金付款中不少於20%於直至有關承授人在本公司之服務年期屆滿前為止須保留在該賬戶內。此外，該等現金付款將只會於有關承授人符合表現標準時才獲支付。

行使價將為以下之較高者：(i)於授出有關股票增值權當日股份之收市價，或(ii)於緊接授出有關股票增值權日期前5個營業日股份之平均收市價。於任何一年倘本公司股份價格上升超過股票增值權之行使價時，因升值產生之現金支付總額不可高於本集團該年盈利之10%。

該計劃將由董事會及其屬下之薪酬委員會管理。薪酬委員會大部分成員為獨立非執行董事，有關之董事及其聯繫人士須於將討論向該名董事授出股票增值權之有關大會上放棄投票，董事認為，該等關連人士將不會在該計劃下獲優待。

本公司初步建議向7名高級管理層人員授予股票增值權，其中，包括兩名執行董事，即袁光宇先生（本公司總裁）、李勇先生（執行副總裁）、鍾華（執行副總裁）；陳衛東（執行副總裁）；Li Xunke（副總裁）、Xu Xiongfei（行政副總裁），以及其他高級管理人員。

該計劃受中國法律及法規，以及國資委頒佈之規則及規例所規限，包括但不限於《國有控股上市公司(境外)實施股權激勵試行辦法》。

該計劃於二零零六年七月十四日獲國資委批准，將於股東在臨時股東大會上批准後生效。

3. 發行授權

本公司建議向董事授予配發、發行及處理不超過本公司於通過該等決議案當日已發行H股面值總額20%之額外H股之一般授權。董事相信授出發行授權符合本公司及股東整體之最佳利益。

根據適用之中國法律及規例，本公司行使發行授權須獲得中國證監會及國資委批准。因此，現正尋求股東批准一項配發、發行及處理面值總額不超過本公司於通過該決議案當日已發行H股面值總額20%之額外H股之有條件一般授權。在獲得股東批准後，行使發行授權將有待根據中國的法律、規則及規例取得中國證監會、國資委及／或任何其他監管部門(如適用)的批准，方可作實。如該等條件未獲達成，董事將不可行使發行授權。待通過批准發行授權之有關決議案後，董事將獲授權行使本公司之權力發行最高達306,970,400股H股。

4. 修訂公司章程

根據新修訂及已頒行之中國公司法及證券法，董事會將於臨時股東大會上提呈一項特別決議案，以批准對公司章程作出相關修訂。建議修訂旨在確保公司章程全面遵守適用的公司法及證券法。建議修訂載於本通函隨附的臨時股東大會通告內。

5. 臨時股東大會

召開臨時股東大會(會上將提呈上述決議案)之通告載於本通函第7至30頁。

臨時股東大會之結果將於臨時股東大會結束後下一個營業日公佈。

6. 要求票選之程序

根據公司章程第七十六條,於股東大會上提呈股東的決議案須以舉手方式進行表決,除非(於舉手表決以前或以後)由以下人士提出要求進行票選則除外:

(i) 會議主席;或

(ii) 至少兩名有表決權的股東或有表決權的股東的代理人;或

(iii) 單獨或者合併計算持有在該會議上有表決權的股份百分之十以上(含百分之十)的一個或若干股東(包括股東代理人)。

7. 推薦建議

董事認為,上述建議符合本公司及其股東之最佳利益,因此建議所有股東應投票贊成將於臨時股東大會上提呈之有關決議案。

此　致

列位股東　台照

承董事會命
中海油田服務股份有限公司
董事長
傅成玉
謹啟

二零零六年九月二十八日

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(在中華人民共和國註冊成立的股份有限公司)

(股份代號：2883)

茲通告中海油田服務股份有限公司(「本公司」)將於二零零六年十一月十三日(星期一)上午十時正在中國北京市東城區朝陽門北大街25號海洋石油大廈610B室召開臨時股東大會(「股東大會」)，擬處理下列事項：

通過普通決議案：

1. 審議及批准股票增值權計劃。

通過特別決議案：

2. 審議及，倘若認為合適，批准以下特別決議案，授權本公司董事會(「董事會」)在以下條件規限下配發、發行及處理境外上市外資股(「H股」)：

   (a) 受下文第(c)段及第(d)段之規限下，及在符合中華人民共和國(「中國」)之政府機關或證券監管機構、香港聯合交易所有限公司(「聯交所」)或任何其他政府或監管機構的所有適用法例、法規及規例及／或規定，董事會謹此獲授予本公司的所有權力(不論單獨行使或其他)於有關期間(定義見下文第(e)段)配發、發行及處理H股；

   (b) 根據上文第(a)段之批准，在有關期間授權董事會作出或授出需要或可能需要於有關期間或有關期間結束後配發及發行H股之建議或協議或授予購股權；

   (c) 董事會根據上文第(a)段及第(b)段所授出之授權配發或同意配發(不論是根據購股權或其他方式)的H股的面值總額，不得超過於本決議案通過當日本公司已發行的H股面值總額20%；

   (d) 上文第(a)段之批准須待本公司獲得根據中國法律、法規及其他相關規定需獲得的任何監管機構的批准，方可作實；

(e) 就本特別決議案而言，「有關期間」指自本特別決議案通過當日至以下最早發生者為止的期間：

(i) 通過此特別決議案後的下屆股東週年大會結束時；

(ii) 在本特別決議案通過之日起計十二個月屆滿之日；及

(iii) 本公司股東於任何股東大會上通過特別決議案撤回或修訂本特別決議案所述之授權之日；

(f) 待取得所有中國相關政府部門批准發行、配發及處理該等H股之情況下，授權董事會：

(i) 在上文第(a)段所述本公司發行、配發及處理該等H股之授權獲行使時，在董事會認為合適情況下就本公司公司章程(「公司章程」)作出相應修訂，以更改本公司的註冊資本及反映本公司的新股本結構；及

(ii) 向中國相關政府部門提交經修訂的公司章程備案。

3. 審議及批准以下修訂公司章程的建議，並授權董事會向相關政府部門存檔及／或獲得其批准經修訂公司章程，以及完成該等變更所需的所有必要程序，詳情如下：

1. 第七條

將第七條第二段刪除，並以下文取代：

股東可以依據《公司法》和公司章程起訴公司；公司可以依據《公司法》和公司章程起訴股東；股東可以依據公司章程起訴其他股東；股東可以依據《公司法》和公司章程起訴公司的董事、監事、總裁、副總裁和其它高級管理人員。

將第七條最後一段「財務主管」刪除，並以「首席執行官(CEO)及首席財務官(CFO)」取代。

2. 第八條

將第八條整條刪除，並以下文取代：

公司可以向其它企業投資，除法律另有規定外，不得成為對所投資企業的債務承擔連帶責任的出資人。

3. 第九條

將第九條第一段倒數第二句「所持」取代為「認購的」，將最後一句「資產」取代為「財產」。

4. 第十一條

將第十一條第二段最後一句自分號之後刪除，並以下文取代：

國內沿海、長江中下游、珠江三角洲普通貨船、成品油船、化學品船及渤海灣內港口間原油船運輸；天津水域高速客船運輸；船舶、機械、電子設備的配件的銷售；船舶代理、貨運代理。

5. 第十二條

將第十二條整條刪除，並以下文取代：

公司在任何時候均設置普通股；公司根據需要，可以根據有關法律和行政法規的規定設置其它種類的股份。

6. 第十四條

將第十四條第一句刪除，並以下文取代：

經國務院證券監督管理機構核准、批准，

7. 第十七條

將第十七條第一段兩個括號及內文刪除，並以下文取代：

（在未行使15%超額配售選擇權情況下）

8. 第十八條

將第十八條整條刪除，並以下文取代：

經國務院證券監督管理機構批准或核准的公司發行境外上市外資股和內資股的計劃，公司董事會可以作出分別發行的實施安排。

公司依照前款規定分別發行境外上市外資股和內資股的計劃，可以自國務院證券監督管理機構批准或核准之日起十五個月內分別實施。

9. 第十九條

將第十九條最後一句「主管」取代為「監督管理」。

於第十九條最後一句「批准」後插入「或核准」。

10. 第二十一條

將分段(四)重新編號為分段(五)，並加入新分段(四)如下：

(四)向任何特定對象發行新股。

11. 第二十六條

將第二十六條分段(二)整條刪除，並以下文取代：

(二)在十二年期滿時，公司可以以公告形式表示有意出售股份，並通知相關證券交易所。

12. 第二十九條

將第二十九條分段(一)之「而註銷股份」刪除。

將第二十九條分段(二)之「股票」刪除，以「股份」取代。

將分段(三)重新編號為分段(五)，並加入新分段(三)及(四)如下：

(三)將股份獎勵給本公司員工；

(四)股東因對股東大會作出的公司合併、分立決議持異議，要求公司收購其股份的；

13. 第三十一條

將第三十一條第一段第一句刪除，並以下文取代：

公司因本章程第二十九條第(一)項至第(三)項的原因收購本公司股份的，

14. 將第三十二條整條刪除，並以下文取代：

公司依法購回股份後，屬於本章程第二十九條第(一)項情形的，應當自收購之日起十日內註銷；屬於第(二)項、第(四)項情形的，應當在六個月內轉讓或者註銷。被註銷股份的票面總值應當從公司的注冊資本中扣除。

公司依照本章程第二十九條第(三)項規定收購的本公司股份，不得超過本公司已發行股份總額的百分之五；用於收購的資金應當從公司的稅後利潤中支出並控制在當期可供投資者分配的利潤數額之內；所收購的股份應當在一年內轉讓給職工。

15. 在第三十三條加入新分段(五)：

(五)公司回購的股份在註銷或轉讓之前，作為庫存股管理，回購股份的全部支出轉作庫存股成本。庫存股註銷及轉讓按照中華人民共和國財政部相關規定處理。

16. 第四十條

將第四十條第一句「主管」取代為「監督管理」。

17. 第四十三條

將第四十三條倒數第二段最後一句「三年」取代為「一年」。

將第四十三條最後一段刪除，並以下文取代：

公司董事、監事、總裁、副總裁及其它高級管理人員應當向公司申報所持有的本公司的股份及其變動情況，在任職期間每年轉讓的股份不得超過其所持有本公司股份總數的百分之二十五，所持本公司股份自公司股票上市交易之日起一年內不得轉讓；上述人員在離職後半年內，不得轉讓其所持有的本公司股份。

上述人員任期內的進行的本公司的股票交易行為需遵守法律、法規(包括證券上市地的法律、法規及交易規則)和公司相關制度的規定。

18. 第四十四條

將第四十四條第一句「三十」刪除，並以「二十」取代。

於第四十四條末尾插入以下新句子：

但是，法律對上市公司股東名冊變更登記另有規定的，從其規定。

19. 第四十七條

將第四十七條第二段「一百五十」刪除，並以「一百四十四」取代。

20. 第五十一條

於緊接第五十一條段落(五)2(5)之後插入「、董事會會議決議、監事會會議決議；」。

將以下新段落(五)2(6)及(五)2(7)插入第五十一條：

(6) 公司債券存根；

(7) 財務會計報告。

21. 第五十二條

於緊接第五十二條最後一句之後，插入下文作為新段落：

股東在行使第五十一條所列的查閱和複印權權利時，如所查閱和複印的內容涉及公司商業秘密時，公司可拒絕提供相關內容的資料，但應給予合理的解釋。

22. 第五十七條

將第五十七條分段(三)「股東」刪除，以「非職工」取代。

於緊接第五十七條分段(九)「解散」之前插入「變更公司形式、」。

將第五十七條分段(十三)刪除，並以下文取代：

(十三) 審議單獨或合計持有代表公司有表決權的股份百分之三以上(含百分之三)股份的股東提出的臨時提案；

23. 第五十九條

於緊接第五十九條分段(二)「股本」前插入「實收」。

將第五十九條分段(三)刪除，並以下文取代：

(三) 單獨或合計持有公司發行在外的有表決權的股份百分之十以上(含百分之十)的股東以書面形式要求召開臨時股東大會時；

24. 第六十條

將第六十條之「四十五」刪除，並以「三十」取代。

25. 第六十一條

將第六十一條整條刪除，並以下文取代：

公司召開股東大會年會，單獨或合計持有公司有表決權的股份總額百分之三以上(含百分之三)的股東，有權在股東大會召開十日前以書

面形式向公司提出臨時提案，董事會應當在收到提案後二日內通知其他股東，並將提案中屬於股東大會職責範圍內的事項，列入該次會議的議程提交股東大會審議。

26. 第六十五條

將第六十五條第二段之「四十五日至五十日」刪除，並以「三十日至三十五日」取代。

將第六十五條第二段之「主管」刪除，並以「監督管理」取代。

27. 第六十六條

整條刪除第六十六條，並以下列文字取代：

股東大會召開的會議通知發出後，公司不得無故延期股東大會。公司因特殊原因必須延期召開股東大會的，應在原定股東大會召開日前至少七個工作日發佈延期通知。公司在延期召開通知中應説明原因並公佈延期後的召開日期。

公司延期召開股東大會的，不得變更原通知規定的有關有權出席股東大會股東的股東大會的記錄日期。

28. 第六十九條

將第六十九條第二句句末「其人」刪除，並以「其他人」取代。

29. 第七十二條

在第七十二條最後一句「和該法人股東」前加入逗號。

30. 第七十四條

刪除第七十四條最後一段內最後一句，並以下列文字取代：

其所投的票數將不予計入表決結果內。

31. 第七十五條

在第七十五條第一段最後一句結尾新加一句如下：

但是，公司持有的本公司股份沒有表決權。

在第七十五條第二段第一句「《上市規則》」前加入「《公司法》和其他法律、行政法規規定，或者根據」。

32. 第八十二條

刪除第八十二條第四分段內文字「和清算」，並以文字「或者變更公司形式」取代。

將分段(六)重新編號為分段(七)，並插入第八十二條新的分段(六)如下：

(六)公司在一年內購買、出售重大資產或者擔保金額超過公司資產總額百分之三十的；

33. 第八十三條

整條刪除第八十三條分段(二)，並以下列文字取代：

(二)如果董事會在收到前述書面要求後三十日內沒有發出召集會議的通告，提出該要求的股東可以參照上述第(一)項規定提請監事會召集臨時股東大會或者類別股東會議；如果監事會在收到前述書面要求後三十日內不依法召集和主持臨時股東大會或者類別股東會議，若提出該要求的股東已連續九十日以上單獨或者合計持有公司百分之十以上股份，則可以在監事會收到該要求後在合理的期限內自行召集會議。召集的程序應當盡可能與董事會召集股東會議的程序一致。

34. 第八十五條

整條刪除第八十五條，並以下列文字取代：

股東大會由董事會召集，由董事長主持並擔任會議主席；董事長不能履行職務或不履行職務的，應當由副董事長主持會議並擔任會議主席；副董事長不能履行職務或不履行職務的，由半數以上董事推舉一名公司董事主持會議並且擔任會議主席；如無法由半數以上董事推選一名董事主持會議並且擔任會議主席的，出席會議的股東可以選舉一人擔任主席；如果因任何理由，股東無法選舉主席，應當由出席會議的持有本公司最多表決權股份的股東(包括股東代理人)擔任會議主席。

董事會不能履行或者不履行召集股東大會會議職責的，監事會應當及時召集和主持；監事會不召集和主持的，連續九十日以上單獨或者合計持有公司百分之十以上股份的股東可以自行召集和主持。

35. 第八十九條

在第八十九條第一段內文字「出席會議的董事及記錄人簽名」前插入文字「會議主持人、」。

36. 第九十條

整條刪除第九十條，並以下列文字取代：

會議記錄連同出席股東的簽名簿及代理出席的委託書，應當在公司住所保存。

37. 第一百條

在第一百條分段(二)最後一句內刪除文字「主管」，以文字「監督管理」取代，並在文字「機構」後插入文字「核准、」。

38. 第一百零一條

在第一百零一條第一段結尾加入「可設1名副董事長。」一句。

在第一百零一條最後一段最後一句內刪除「兩」字，並以「三」字取代。

在第一百零一條最後一段最後一句內文字「董事」前插入文字「非執行」。

39. 第一百零二條

於緊接第102條第一段後，插入下列段落：

董事任期從股東大會決議通過之日起計算。

在第一百零二條第三段後新加如下段落：

除非董事會在收到董事的書面辭職信後30日內作出決議，董事辭職以董事會收到其書面辭職信時生效。

董事任期屆滿而其繼任者未能及時委任，或者董事在任期內辭職導致董事會成員低於法定人數的，在改選出的董事就任前，原董事仍應當依照法律、行政法規和公司章程的規定，履行董事職務。

刪除第一百零二條最後三段，並以下列文字取代：

控股機構的董事長、副董事長、執行董事及其它高級管理人員(總經理、副總經理、財務負責人)兼任公司董事長、副董事長、執行董事職務的人數不得超過二名。

董事無須持有公司股份。

40. 第一百零三條

刪除第一百零三條分段(四)內的「定」字，並以「訂」字取代。

刪除第一百零三條分段(五)內的「定」字，並以「訂」字取代。

刪除第一百零三條分段(六)內的「定」字，並以「訂」字取代。

刪除第一百零三條分段(七)內的「定」字，並以「訂」字取代。

將分段(九)至(十四)重新編號為分段(十)至(十五)，並插入新的分段(九)如下：

(九)聘任或者解聘公司首席執行官(CEO)；

刪除第一百零三條原分段(九)(新分段(十))括弧內文字「財務負責人」，並以文字「首席財務官(CFO)」取代。

刪除第一百零三條原分段(十)(新分段(十一))內的「定」字，並以「訂」字取代。

刪除第一百零三條原分段(十一)(新分段(十二))內的「定」字，並以「訂」字取代。

在第一百零三條原分段(十二)(新分段(十三))文字「以及」之後和「公司」之前插入文字「決定」。

41. 第一百零五條

刪除分段(五)，並將分段(六)及(七)重新編號為第一百零五條(五)及(六)。

刪除第一百零五條最後一段，並以下列文字取代：

董事長不能履行職務或者不履行職務的，若已設立副董事長，由副董事長履行職務；副董事長不能履行職務或者不履行職務的，由半數以上董事共同推舉一名董事履行職務。若未設立副董事長，由半數以上董事共同推舉一名董事履行職務。

42. 第一百零六條

刪除第一百零六條分段(二)1.內文字「、監事」。

加入分段(三)及額外段落如下:

(三)提名委員會的主要職責

1、根據公司經營活動情況、資產規模和股權結構對董事會的規模和構成(包括技能、知識和經驗因素)向董事會提出建議;

2、研究董事及高級管理人員的選擇標準和程序,並向董事會提出建議;

3、搜尋合格的董事及高級管理人員的人選;

4、對董事候選人及高級管理人員人選進行審查並提出建議;

5、對獨立非執行董事的獨立性進行評估並向董事會提出建議;

6、就董事的繼任計劃向董事會提出建議。

董事會專門委員會委員任期與董事任期一致,委員任期屆滿,連選可以連任。任期屆滿以前,如有委員不再擔任公司董事職務,自動失去委員資格。委員可以在任期屆滿以前提出辭職。

公司董事會根據需要可設立其他專門委員會。

43. 第一百零七條

將一百零七條第一段第一句之「兩」刪除,並以「四」取代。

將一百零七條第一段最後一句的句號前加入「和監事」。

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將第二段及其子段落全部刪除，並以下文取代：

有下列情形之一的，董事長應在自接到提議後十日內召集臨時董事會會議：

(1) 代表十分之一以上表決權的股東提議時；

(2) 三分之一以上董事聯名提議時；

(3) 監事會提議時；

(4) 首席執行官(CEO)或總裁提議時；

(5) 兩名以上(含兩名)獨立董事提議時；

(6) 董事長認為必要時。

44. 第一百一十一條

將第一百一十一條第三段全部刪除。

於緊接原第四段第一句之前，插入以下句子：

凡須經公司董事會決策的重大事項，必須按法定時間事先通知所有董事，並同時提供足夠的資料，嚴格按照規定的程序進行。董事可要求提出補充材料。

將第一百一十一條最後一段刪除，並以下文取代：

董事與董事會會議決議事項所涉及的企業有關聯關係的，不得對該項決議行使表決權，也不得代理其他董事行使表決權。該董事會會議由過半數的無關聯關係董事出席即可舉行，董事會會議所作決議須經無關聯關係董事過半數通過。出席董事會的無關聯關係董事人數不足三人的，應將該事項提交上市公司股東大會審議。

45. 第一百一十四條

在第一百一十四條首段「公司章程」一詞後加入「、股東大會決議」一詞。

46. 第一百一十六條

將第一百一十六條第1至6分段重新編為第2至7分段，並加入新的第116條第1分段如下：

(1) 負責公司股東大會和董事會會議的籌備、文件保管；

在原有的第4分段(新的第5分段)首句前加入「負責公司股權管理」一詞。

47. 第一百一十八條

在第一百一十八條第一句前加入以下句子：

公司總裁(即公司法規定的總經理)即公司首席執行官。

在第一百一十八條原第一句內刪除文字(「即公司法規定的總經理」)。

在第一百一十八條內刪除「財務主管負責人」一詞，並以「首席財務官(CFO)」一詞取代。

48. 第一百一十九條

在第一百一十九條第6分段刪除「財務負責人」一詞，並以「首席財務官(CFO)」一詞取代。

將第一百一十六條第10分段重新編號為第13分段，並加入新的第116條第10至12分段如下：

(十) 負責公司戰略的擬定工作及具體組織執行，並定期向董事會報告執行情況和效果；

(十一) 負責公司投資決策委員會的工作，對公司的投資行為向董事會負責並進行報告；

(十二) 對由董事會任命的公司高級管理人員的職位出現空缺時，在由董事會批准新的任命前，可做出代理職務的任命或其他臨時安排；

49. 第一百二十四條

整條刪除第一百二十四條，並以下文取代：

監事會由三人組成，其中一人出任監事會主席。監事任期三年，可以連選連任。

監事任期從股東大會決議通過之日起計算。

監事會主席的任免，應當經三分之二以上之監事會成員表決通過。

除非監事會在收到監事的書面辭職信後30日內作出決議，監事辭職以監事會收到其書面辭職信時生效。

監事任期屆滿而其繼任者未能及時委任，或者監事在任期內辭職導致監事會成員低於法定人數的，在改選出的監事就任前，原監事仍應當依照法律、行政法規和公司章程的規定，履行監事職務。

50. 第一百二十五條

刪除第一百二十五條首段及以下文取代：

監事會成員包括一名股東代表、一名公司職工代表以及一名獨立監事（獨立於公司且不在公司內部任職的監事）。股東代表出任的監事由股東大會選舉和罷免，職工代表出任的監事由公司職工通過職工代表大會、職工大會或者其他形式民主選舉和罷免。獨立監事由股東大會選舉和任免。

51. 第一百二十六條

整條刪除第一百二十六條，並以下文取代：

公司董事、首席執行官(CEO)、總裁、副總裁和首席財務官(CFO)不得兼任監事。

52. 第一百二十七條

整條刪除第一百二十七條，並以下文取代：

監事會每六個月至少召開一次會議，監事可以提議召開臨時監事會會議。

監事會主席負責召集和主持監事會會議；監事會主席不能履行職務或者不履行職務的，由半數以上監事共同推舉一名監事召集和主持監事會會議。

53. 第一百二十八條

整條刪除第一百二十八條，並以下文取代：

監事會向股東大會負責，並依法行使下列職權：

(1) 檢查公司的財務；

(2) 對公司董事、總裁、副總裁和其他高級管理人員執行公司職務的行為進行監督，對違反法律、行政法規或者公司章程的提出罷免建議；

(3) 當公司董事、總裁、副總裁和其他高級管理人員的行為損害公司的利益時，要求前述人員予以糾正；

(4) 核對董事會擬提交股東大會的財務報告、營業報告和利潤分配方案等財務資料，發現疑問的，可以公司名義委託註冊會計師、執業審計師幫助複審；

(5) 提議召開臨時股東大會，在董事會不履行本公司章程規定的召集和主持股東大會會議職責時召集和主持股東大會會議；

(6) 向股東大會會議提出提案；

(7) 依照《公司法》的規定，對公司董事、總裁、副總裁和其他高級管理人員提起訴訟；

(8) 公司章程規定的其他職權。

監事列席董事會會議，並對董事會決議事項提出質詢或者建議。

54. 第一百三十三條

刪除第一百三十三條第2分段，並以下文取代：

(2) 因貪污、賄賂、侵佔財產、挪用財產或者破壞社會主義市場經濟秩序，被判處刑罰，執行期滿未逾五年，或者因犯罪被剝奪政治權利，執行期滿未逾五年；

在第一百三十三條第3分段刪除「因經營管理不善」一詞。

55. 第一百三十七條

刪除第一百三十七條第8分段，並以下文取代：

(8) 未經股東大會在知情的情況下同意，不得接受他人與公司交易的佣金；

刪除第一百三十七條第10分段，並以下文取代：

(10) 未經股東大會在知情的情況下同意，不得利用職務便利為自己或者他人謀取屬於公司的商業機會，不得自營或者為他人經營與公司相同的業務，不得以任何形式與公司競爭；

在第一百三十七條第11分段刪除「或者將公司資金借貸給他人」一詞。

將第12分段重新編號為第13分段，並加入以下新第12分段：

(12) 未經股東大會或者董事會同意，不得將公司資金借貸給他人，或以公司資產為他人提供擔保；

56. 第一百四十九條

於第一百四十九條最後一段後加入以下新段：

公司應當定期向股東披露董事、監事、高級管理人員從公司獲得報酬的情況。

57. 第一百五十二條

刪除第一百五十二條首段，並以下文取代：

公司應當在每一會計年度終了時製作財務會計報告，並依法經會計師事務所審計。

於第一百五十二條第二段首句「報告」一詞前及「財務」一詞後加入「會計」一詞。

58. 第一百五十三條

於第一百五十三條最後一句「報告」一詞前及「財務」一詞後加入「會計」一詞。

59. 第一百五十四條

於第一百五十四條最後一句「報告」一詞前及「財務」一詞後加入「會計」一詞。

60. 第一百六十一條

刪除第一百六十一條第3分段，並重新編排第一百六十一條第4及5分段為第3及4分段。

在第一百六十一條最後一段首句刪除「和法定公益金」一詞。

61. 第一百六十二條

在第一百六十二條首段刪除「，並提取利潤的百分之五至百分之十列入公司法定公益金」一句。

在第一百六十二條第二段刪除「和法定公益金」一詞。

在第一百六十二條第四段刪除「和法定公益金」一詞。

在第一百六十二條最後一段刪除「和法定公益金」一詞。

在第一百六十二條最後一段的最後一句「必須」一詞前加入「股東」一詞。

在第一百六十二條最後一段的最後一句後加入以下新一句：

公司持有的本公司股份不得分配利潤。

62. 第一百六十四條

在第一百六十四條第3分段最後一句「註冊資本」一詞前加入「轉增前」一詞。

63. 第一百七十八條

在第一百七十八條首段的最後一句刪除「主管」一詞，並以「監督管理」一詞取代。

64. 第一百八十五條

在第一百八十五條「退休」一詞前加入「工傷、」一詞。

65. 第一百九十條

刪除第一百九十條最後一段，並以下文取代：

公司分立前的債務由分立後的公司承擔連帶責任。但是，公司在分立前與債權人就債務清償達成的書面協議另有約定的除外。

66. 第一百九十二條

在第一百九十二條第4分段「依法」一詞後加入「吊銷營運執照」一詞。

在第一百九十二條第4分段最後一句的分號前加入「或被撤銷」一詞。

加入以下新的第一百九十二條第5分段：

(五)公司經營管理發生嚴重困難，繼續存續會使股東利益受到重大損失，通過其他途徑不能解決的，持有公司全部股東表決權百分之十以上的股東，可以請求人民法院解散公司。

67. 第一百九十三條

在第一百九十三條首段的首句「(一)」一字後加入「、(四)、(五)」一詞。

在第一百九十三條第二段首句刪除「本節」一詞。

刪除第一百九十三條最後一段。

68. 第一百九十五條

在第一百九十五條第二段將「九十」一詞刪除及改為「四十五」。

69. 第一百九十六條

在第一百九十六條第4分段加入「以及清算過程中產生的稅款」一詞。

70. 第一百九十七條

在第一百九十七條第一段的最後一句刪除「有關主管機構」一詞，並以「人民法院」一詞取代。

在第一百九十七條最後一段的最後一句刪除「新」一詞，並以「與清算無關」一詞取代。

71. 第一百九十九條

在第一百九十九條首段的最後一句刪除「有關主管機構」一詞，並以「人民法院」一詞取代。

在第一百九十九條第二段的首句刪除「有關主管機構」一詞，並以「人民法院」一詞取代。

72. 第二百條

在第二百條首段最後一句刪除「有關主管機構」一詞，並以「人民法院」一詞取代。

在第二百條第二段首句刪除「有關主管機構」一詞，並以「人民法院」一詞取代。

73. 第二百零一條

在第二百零一條最後一段第(二)點的首句刪除「國務院授權的公司審批部門和國務院證券」一詞。

在第二百零一條最後一段的最後一句刪除「上述審批部門和國務院證券」一詞。

74. 第二百零二條

在第二百零二條第二句刪除「證券主管」一詞，並以「證券監督管理」一詞取代。

在第二百零二條第三句刪除「證券主管」一詞，並以「證券監督管理」一詞取代。

75. 第二百零四條

刪除第二百零四條第二段，並以下文取代：

公司發給內資股股東的通知，如未進行專人送達或以郵寄方式送達，應在國務院證券監督管理機構指定的一家或多家報刊上刊登公告，該公告一旦刊登，所有內資股股東即被視為已收到有關通知。

76. 第二百零五條

刪除第二百零五條並以下文取代：

公司發給內資股股東的通知，如未進行專人送達或以郵寄方式送達，應在國務院證券監督管理機構指定的一家或多家報刊上刊登公告，該公告一旦刊登，所有內資股股東即被視為已收到有關通知。

承董事會命
中海油田服務股份有限公司
公司秘書
陳衛東
謹啟

香港，二零零六年九月二十八日

附註：

(1) 擬出席股東大會的股東，應將出席股東大會的回條，以郵遞或傳真方式於二零零六年十一月十日（星期五）或之前送達本公司的註冊辦事處：

地址：香港花園道1號中銀大廈65樓
電話：(852) 2213 2502
傳真：(852) 2525 9322

(2) 凡有權出席股東大會並於會上投票的中海油田股票持有人，有權以書面委任一名或一名以上代表（不論是否為股東）代其出席股東大會並於會上投票。凡委任多於一名代表的股東僅可於投票表決時投票。股東須以書面形式委託代表，由委託人或由其以書面正式授權的人士簽署。委託人為法人的，其委託書應加蓋法人印章或由其董事或正式委任授權人簽署。委任書由委託人授權他人簽署的，則該授權簽署之授權書或其他授權文件，必須經公證人公證。對於H股的持有人，授權書或其他授權文件及代表委任表格須於股東大會指定舉行時間二十四小時前送達本公司的註冊辦事處：地址為香港花園道1號中銀大廈65樓，方為有效。

(3) 股東或股東代理人出席股東大會時應出示本人身份證明。股東代理人還應出示其委託表格副本、委託書副本及受托代表人權力副本（若適用）。

(4) 股東大會預計不超過一日。出席會議的股東或委任的代表須自行負擔交通及住宿開支。

(5) 就第3項決議案而言，如英文版本與中文版本有任何歧異，概以中文版本為準。